December 11, 2024

Guanghai Li
Chief Executive Officer
Helport AI Ltd
9171 Towne Centre Dr., Suite 335
San Diego, CA 92122

       Re: Helport AI Ltd
           Draft Registration Statement on Form F-1
           Submitted December 4, 2024
           CIK No. 0002001699
Dear Guanghai Li:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Ying Li